

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed July 26, 2018**
> **File No. 024-10801**

Dear Mr. George:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our July 20, 2018 letter.

Amendment No. 7 to Form 1-A

Cover Page

1.   We note your response to comment 1 and your revised disclosure stating that "there is no minimum number of Offered Shares that must be sold by us for this offering to close." Given this change to the terms of the offering and plan of distribution, you must revise the remainder of your disclosure to reflect that there will be no requirement of a minimum number of shares to be sold. For purposes of example only, on page 21 you state that the company has set a minimum offering proceeds figure.

Similarly, you should remove all references to your offering as a contingency offering (i.e., a minimum/maximum offering).

Plan of Distribution, page 14

2.   Revise your Plan of Distribution section, Use of Proceeds section and anywhere else you deem appropriate to disclose that any proceeds you receive from the offering will be immediately available to you.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Division of Corporation Finance
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